UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On February 25, 2026, VCI Global Limited (“VCIG” or the “Company”) announced that its board of directors had approved a reverse stock split of its ordinary shares, no par value per share (the “Ordinary Shares”), at a ratio of 1-for-60, effective at 12:01 a.m. Eastern Time on February 27, 2026. The Company’s Ordinary Shares will begin trading on a post-split basis under its existing trading symbol “VCIG” with the new CUSIP number G98218400 (the “Reverse Stock Split”) on The Nasdaq Capital Market (“Nasdaq”) at the opening of trading on February 27, 2026.

The Reverse Stock Split is being implemented to maintain compliance with Nasdaq’s minimum bid price requirement and to strategically position VCIG for a potential landmark institutional transaction.

The Reverse Stock Split will reduce the number of Ordinary Shares issued and outstanding from approximately 65,298,054 to approximately 1,088,301. No fractional shares will be issued in connection with the Reverse Stock Split. Any amount of fractional shares will be rounded up to the next nearest number at the participant level. No action is required from shareholders.

Vstock Transfer, LLC (“Vstock”), the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Vstock will provide instructions to any shareholder with physical stock certificates regarding the process for exchanging their certificates for split-adjusted shares in “book-entry form”. Ordinary Shares held by shareholders through a broker will have their accounts automatically credited by their brokerage firm, bank, or other nominee, as will any shareholder who held their shares in book-entry form at Vstock.

Forward-Looking Statements

This Current Report on Form 6-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition and other forward-looking information. Forward-looking statements are not guarantees of future performance, are based on certain assumptions, and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 and subsequent filings filed with the Securities Exchange Commission (“SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. These forward-looking statements cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 25, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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